EXHIBIT 5

                               GADSBY & HANNAH LLP
                               225 FRANKLIN STREET
                                BOSTON, MA 02110

                                  July 22, 1997

Board of Directors
Au Bon Pain Co., Inc.
19 Fid Kennedy Avenue
Boston, MA  02210

Gentlemen:

      You have requested our opinion, as counsel to Au Bon Pain Co., Inc. (the "Company"), with respect to certain matters in connection with a proposed offering of an additional 1,800,000 shares of the Company's Class A common stock, par value $.0001 per share (the "Shares"), by the Company, pursuant to options granted and to be granted under the Company's 1992 Equity Incentive Plan (the "Plan"). The offering is to be made pursuant to a Registration Statement on Form S-8 filed with the Securities and Exchange Commission on July 23, 1997 (the "Registration Statement").

      In rendering this opinion we have reviewed, among other documents, the Plan documents, the Company's Certificate of Incorporation and Bylaws, as amended to date, and the proceedings of the Company's stockholders and Board of Directors relating to the authorization and issuance of the Shares under Plan options. We have also considered such statutes, rules and regulations as we have deemed relevant for the purposes hereof.

      Based on the foregoing, it is our opinion that:

      1. The Company is duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

      2. The Shares to be sold by the Company, when issued and sold pursuant to the Plan and options granted thereunder, will be legally authorized, validly issued, fully paid and nonassessable.

      We hereby consent to the filing of this opinion letter as Exhibit 5 to the Registration Statement.

                                Very truly yours,

                                /s/ Gadsby & Hannah LLP